

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 7, 2009

<u>Via U.S. Mail</u>

Mr. Douglas Hague
President, CEO, and Acting Chief Financial Officer
Clean Coal Technologies, Inc
12518 West Atlantic Boulevard
Coral Springs, FL 33071

> **Re: Clean Coal Technologies, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed September 29, 2009**
> **File Number 000-53557**

Dear Mr. Hague:

We have completed our review of your Registration Statement on Form 10 and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: <u>Via Facsimile</u>
John Thompson
(801) 606-2855